*3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice Securities, LLC
dba Rice Financial Products Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, 27th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Murray 212-908-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

Nine Greenway Plaza, Suite 1700	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, J. Donald Rice, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice Securities, LLC d/b/a Rice Financial Products Company, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

STACY ALMEYDA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6201313
Qualified in Kings County
My Commission Expires February 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rice Securities, LLC
dba Rice Financial Products Company
Consolidated Statements of Financial Condition
For the Years Ended December 31, 2013 and 2012

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
New York, New York

We have audited the accompanying consolidated statements of financial condition of Rice Securities, LLC dba Rice Financial Products Company (the "Company") as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statements of financial condition based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statements of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statements of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statements of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statements of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Member of
Rice Securities, LLC
dba Rice Financial Products Company
Re: Independent Auditors' Report

Opinion

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

March 11, 2014

RICE SECURITIES, LLC
dba RICE FINANCIAL PRODUCTS COMPANY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 110,844	$ 162,259
Deposits with clearing organizations	100,000	100,000
Due from clearing broker	176,920	735,232
Accounts receivable	285,373	155,880
Accounts receivable – related parties	106,715	313,529
Other assets	141,972	205,319
TOTAL ASSETS	$ 921,824	$ 1,672,219
LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY (DEFICIT)		
Accounts payable and accrued liabilities	$ 307,888	$ 448,374
Subordinated borrowings	-	2,185,232
Note payable	8,801	21,613
Member's equity (deficit)	605,135	(983,000)
TOTAL LIABILITIES, SUBORDINATED BORROWINGS, AND MEMBER'S EQUITY (DEFICIT)	$ 921,824	$ 1,672,219

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rice Securities, LLC dba Rice Financial Products Company (the Company) was formed on June 15, 2009. Prior to June 14, 2009, the Company's legal name was Apex Securities Inc., which was incorporated on November 5, 1987 under the laws of the State of Texas, until June 15, 2009. On June 15, 2009, the Company converted from a C corporation to a limited liability company and processed a legal name change to Rice Securities, LLC. The Company has operated under the laws of the State of Delaware since June 15, 2009.

The Company is a wholly-owned subsidiary of Rice Derivative Holdings, LP (Rice). The Company has operated using the dba Rice Financial Products Company since March 8, 2007. The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company participates in municipal bond underwritings, provides financial advisory services, and acts as an introducing broker in securities. The Company trades on a fully disclosed basis through a contract with a clearing organization.

In June 2009, the Company formed two wholly-owned subsidiaries, Rice Capital Access Program, LLC (RCAP) and Rice Capital Marketing and Servicing, LLC (RCMS). In combination, these entities provide various managerial and administrative services and assistance to the United States Department of Education with respect to its Historically Black College and University Capital Financing Program.

Basis of Presentation – The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis of Consolidation – The consolidated financial statements include the accounts of RCAP and RCMS. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment within 60 days from the invoice date. Receivables are recorded when invoices are issued and are presented in the consolidated statements of financial condition, net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The allowance for doubtful accounts was $-0- at December 31, 2013 and 2012.

Trading Activity – Securities transactions and all related revenues and expenses are recorded in the accounts on a trade-date basis. Municipal underwriting revenues and commissions are recognized when earned, which is generally on completion of the project. These fees are management's best estimate of amounts to be collected at settlement of the underwriting.

Income Taxes – As a single member limited liability company, the Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes.

Accordingly, the sole member, Rice, reports the Company's income or loss on its own tax report.

Uncertain tax positions are recognized in the financial statement only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. At December 31, 2013 and 2012, the Company did not recognize interest and penalties related to uncertain tax positions or income tax expense.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.
- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2013 and 2012, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the financial statements.

Reclassifications – Certain reclassifications of prior year amounts have been made to conform with the current year presentation, none of which were considered material to the Company's financial statements taken as a whole.

NOTE 2 – CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions on a fully disclosed basis for all security transactions introduced by the Company. The clearing organization requires a security deposit balance of $100,000 to be maintained by the Company. Additional deposits based on transactions and trade activity may also be required, however no additional deposits were required as of December 31, 2013 and 2012.

NOTE 3 – COMMITMENTS

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts that may have settlement dates several weeks after trade date. Revenues and expenses related to such contracts are recognized on the trade date. There were no open underwriting commitments at December 31, 2013 and 2012.

The Company leases certain office facilities and equipment under noncancelable operating leases expiring through January 2016. At December 31, 2013, future minimum rental commitments on such leases are as follows:

For the Year Ending December 31,	Amount
2014	$ 82,759
2015	48,738
2016	2,014
Total	$ 133,511

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2013 and 2012, the Company held operating cash of $-0- in excess of federally insured amounts.

The Company also maintains certain brokerage accounts which are insured by the Securities Investor Protection Corporation (SIPC) on amounts up to $500,000, including up to $250,000 in cash. At December 31, 2013, there were no amounts in excess of the SIPC limit. At December 31, 2012, the Company had brokerage account balances in excess of the SIPC limit of $585,232.

NOTE 5 – SUBORDINATED BORROWINGS

At December 31, 2013 and 2012, the borrowings under subordination agreements from Rice, the Company's parent, including accrued interest are as follows:

	2013	2012
Subordinated borrowings at beginning of year	**$ 2,185,232**	$ 2,076,482
Increase: accrued interest	**54,375**	108,750
Decrease: equity contribution in form of loan forgiveness	**(2,239,607)**	-
Subordinated borrowings at end of year	**$ -**	$ 2,185,232

The subordinated borrowings are available in computing net capital under SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Effective June 28, 2013, Rice converted its outstanding subordinated borrowings and the associated accrued interest into equity in the Company by forgiving these loans.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $226,635, which exceeds its required net capital of $100,000 by $126,635. The Company's ratio of aggregate indebtedness to net capital was 1.397 to 1 at December 31, 2013.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement with Rice to provide overhead services. These overhead expenses include operational costs such as rents, payroll, communications and other administrative support services; the overhead fee expense is calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. This contract is reviewed at least annually. The overhead fee for the years ending December 31, 2013 and 2012 was approximately $4,919,281 and $6,034,054, respectively, and is reflected in the various expense accounts of the Company. Additionally, the Company has accounts receivable due from Rice for fees due under the management service agreement in the amount of $66,486 and $288,379 at December 31, 2013 and 2012, respectively.

The Company has a receivable due from an employee related to prior year advances in the amount of $40,229 and $25,150 at December 31, 2013 and 2012, respectively.

During the last four months of the year ending December 31, 2013, Rice made capital contributions totaling $710,000 to maintain minimum net capital requirements.

NOTE 8 – CONTINGENCIES

The Company is involved in certain judicial, regulatory, and arbitration proceedings arising in the normal course of business. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

The Company is subject to inquiries/exams from various regulatory agencies and is currently in the final stages of a FINRA exam. Management does not anticipate the final review will result in any significant internal control deficiencies or other findings that would have a material adverse effect on the Company's financial position.

NOTE 9 – FINANCIAL CONDITION

In the first quarter of 2012, the Company's operations were adversely impacted by significant declines in overall issuance volume in the municipal bond market that began in 2011. Volume normalized beginning in the second quarter, maintaining a relatively healthy pace for the remainder of the year until Northeastern coastal areas, including New York and New Jersey, experienced a severe hurricane in October 2012 that flooded the financial district in lower Manhattan and other areas. A number of significant transactions calendared for the fourth quarter of 2012 were postponed until early 2013 as a result.

The Company experienced relatively strong performance during the first seven months of 2013, averaging approximately $875,000 in revenue per month. However, the combination of the Federal Reserve's announcement during the summer that it would begin tapering its bond purchasing program, a spike in municipal bond rates related to the Detroit bankruptcy filing, and the federal government shutdown added upward pressure and general volatility to interest rates. These events had a significantly negative impact on municipal bond issuance, particularly in the Northeast region, in which the Company's business is most concentrated. Revenue for the last five months of the year averaged approximately $315,000 per month.

In an ongoing effort to rationalize expenses and possibly support a lower volume of bond issuance in 2012, the Company's management undertook a comprehensive review of its business at the end of that year, and, as a result, reduced and reallocated staff, adjusted certain compensation structures, and eliminated certain overhead expenses such that the Company was better positioned to withstand market turbulence. These cost savings continued through 2013, and included a further reduction in staff and other reductions in overhead expenses to better position the Company for 2014. The full effect of the Company's planned cost savings will be reflected for the first time in 2014. Furthermore the Company anticipates that these costs savings will not interfere with the Company's operations and that issuance activity, in particular in the Northeast, will reach more normalized levels during 2014.

To offset the loss incurred by the Company in 2013, and to maintain minimum net capital requirements, Rice made capital contributions totaling $710,000 during the last four months of the year. In addition, Rice made capital contributions totaling $363,500 during the period of January 1, 2014 through March 11, 2014, and has the ability and intent to continue to make funds available to the Company, if necessary, throughout 2014.

NOTE 10 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements and Information relating to the Possession of Control Requirements* are not required.

NOTE 11 – SUBSEQUENT EVENTS

Rice made capital contributions totaling $363,500 during the period of January 1, 2014 through March 11, 2014 in order to maintain minimum net capital requirements.

The Company has evaluated subsequent events through March 11, 2014, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.